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                                  EXHIBIT 2.8




AmerUs Life Holdings, Inc.
699 Walnut Street, Suite 2000
Des Moines, Iowa 50309

                                                               December 17, 1999

RE:  Fees and Expenses

Dear Sirs:

Reference is made to the Plan of Conversion dated as of even date herewith (the "Plan") and the transactions contemplated thereby (including, without limitation, the merger of AmerUs Life Holdings, Inc. ("AMH") with and into American Mutual Holding Company ("AMHC") pursuant to an Agreement and Plan of Merger, the form of which is attached to the Plan (the "Merger Agreement")) (the "Transactions").

The parties hereto desire to allocate responsibility for payment of certain expenses incurred in connection with the Plan and the Transactions. Accordingly, AMHC agrees to pay promptly:

         (1) all costs and additional Board fees of the Special Committee of the Board of Directors of AMHC and its advisors (Houlihan Lokey Howard & Zukin; The Critelli Law Firm; Elias, Matz, Tiernan & Herrick; and Clifton Gunderson);

         (2) fees of the Belin Law Firm, KPMG, Tillinghast, M&R, Client Connections, Caplin & Drysdale, all costs of supplemental actuarial services and SEC fees, and fees of Vality Technology;

         (3) AMHC's proportionate share (based on number of holders and members, respectively) of printing, mailing and postage, and 58% of the fees of Sullivan & Cromwell, Goldman, Sachs & Co. and Marsh Inc. and 58% percent of the cost of environmental liability insurance referenced in the Merger Agreement; and

         (4) The cost of representation and warranty insurance in an amount and upon such terms upon which AMHC and AMH mutually agree.

AMH agrees to pay promptly:

         (1) all costs and additional Board fees of the Special Committee of the Board of Directors of AMH and its advisors (Donaldson, Lufkin and Jenrette; Chapman and Cutler; and Landauer);

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         (2)  fees of the Nyemaster Law Firm; and

         (3) AMH's proportionate share (based on number of holders and members, respectively) of printing, mailing and postage, and 42% of the fees of Sullivan & Cromwell, Goldman, Sachs & Co. and Marsh Inc. and 42% of the cost of environmental liability insurance referenced in the Merger Agreement

On or before the date of consummation of the Transactions, we shall negotiate in good faith to determine the respective percentage of responsibility for payment of miscellaneous expenses and internal transfer charges.

This Letter Agreement shall be binding on the parties hereto whether or not the Plan or the Transactions are consummated.

Please sign below to indicate your agreement to the matters set forth above.

                                  Sincerely,

                                  AMERICAN MUTUAL HOLDING COMPANY

                                       By
                                            s/ Roger K. Brooks
                                            -----------------------------------
                                            Roger K. Brooks
                                            Chairman, President and Chief
                                            Executive Officer



AGREED AND ACCEPTED AS OF
THE DATE FIRST SET FORTH ABOVE:

AMERUS LIFE HOLDINGS, INC.

    By
         s/ Michael G. Fraizer
         -----------------------------------
         Michael G. Fraizer
         Senior Vice President and Chief Financial Officer